

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 27, 2007

<u>By U.S. Mail</u>

Ms. Kathleen L. Quirk
Senior Vice President and Treasurer
McMoRan Exploration Co.
1615 Poydras Street
New Orleans, Louisiana 70112

> **Re: McMoRan Exploration Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-7791**

Dear Ms. Quirk:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Jill Davis
Branch Chief